FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT
UNDER SECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1. Name and Address of Company

Trans-Orient Petroleum Ltd. (the “Company”)
999 Canada Place
World Trade Center, Suite 404
Vancouver, B.C. V6C 3E2

Item 2. Date of Material Change

December 9, 2009

Item 3. News Release

A news release announcing the material change referred to in this report was issued on December 9, 2009 via Canada Newswire.

Item 4. Summary of Material Change

On December 9, 2009, the Company advises that at today’s Extraordinary General Meeting shareholders voted to approve the proposed business combination, pursuant to a plan of arrangement under the Business Corporations Act (British Columbia), whereby TAG Oil Ltd. will acquire all of the issued common shares of Trans-Orient Petroleum Ltd.

Item 5. Full Description of Material Change

December 9, 2009, Trans-Orient Petroleum Ltd. (TSX-V: TOZ and OTCBB: TOPLF) advises that at today’s Extraordinary General Meeting shareholders voted to approve the proposed business combination, pursuant to a plan of arrangement under the Business Corporations Act (British Columbia), whereby TAG Oil Ltd. (TSX-V: TAO) will acquire all of the issued common shares of Trans-Orient Petroleum Ltd.

More than 22.1 million votes were received out of an eligible 36.5 million shares with 99.86% of shares voted in favour of the business combination with TAG Oil.

Once the transaction is completed, Trans-Orient shareholders will receive 1 common share of TAG Oil Ltd. for every 2.8 common shares held of Trans-Orient.

Completion of the transaction with TAG is anticipated on or about December 15, 2009.

Forward-Looking Statements:

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future operations, undiscovered hydrocarbon resource potential, exploration, potential reservoirs, prospects, leads and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results may differ materially from those in the forward-looking statements due to factors such as market prices, farm-outs, relinquishments, exploration successes, continued availability of capital and financing, and general economic, market, political or business conditions. Please see our public filings at www.sedar.com for further information.

The TSX Venture Exchange has not reviewed, and does not accept responsibility for the adequacy or accuracy of the content of this news release.

Item 5.2 Disclosure for Restructuring Transactions

N/A

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

Item 7. Omitted Information

N/A

Item 8. Executive Officer

For further information, please contact Garth Johnson, President and CEO, at (604) 682-6496.

Item 9. Date of Report

December 9, 2009